SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2006 with the report for the nine-month period ended on March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2006, the Company filed the report for the nine-month period ended on March 31, 2006 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2006 and 2005

1. Period Result

(nine month period ended on March 31, 2006 and 2005):

	In thousands of $
	03/31/06	03/31/05
Ordinary	40,905	78,205
Extraordinary	—	—
Period Profit	40,905	78,205

2. Net Assets Composition:

Subscribed Capital	984,302	338,373
Treasury shares	—	—
Integral adjustment of capital	274,387	274,387
Integral adjustment treasure shares	—	—
Premium on shares	621,727	662,413
Legal Reserve	19,447	19,447
Retained earnings	40,905	(100,083)

Total Net Assets	1,340,768	1,194,537

We inform that as of the end of the Financial Statements period the authorized capital of the Company was $384,302,779.- Its share composition is divided into 384,302,779 of non endorsable registered common stock face value $1 each, and with one vote each, which are not held by shareholders or groups of control.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holders of Company’s Convertible Notes exercised its conversion right, the amount of shares would rise to 473,000,171; and if all the Company’s shareholders exercise their warrants, the amount of shares would rise to 578,971,677.

We can remark the following activities during the period:

Among the activities developed during the fiscal year, the following may be highlighted:

•	Operating results grew 44.4%, from Ps.85.1 million as of March 31, 2005 to Ps.122.9 million as of March 31, 2006. EBITDA was Ps.183.6 million, 31.3% higher than in the same period of the previous fiscal year.

•	Occupancy at our office buildings continues to experience a material recovery, reaching 92% during the first nine months of fiscal year 2006, compared to 85% recorded in the first nine months of the previous fiscal year.

•	Revenues from the hotel segment posted a significant increase of almost 17%, from Ps. 68.3 million in the first nine months of fiscal year 2005 to Ps.79.7 million in the same period of fiscal year 2006. The increase mainly reflects the rise in average prices per room, which improved from Ps.325 to Ps.379.

•	Driven by the dynamism in the ABC1 segment, we are evaluating many projects for development and operation. On May 4, 2006, we entered into a swap agreement in connection with a plot of land we own in the area of Caballito for a total price of US$ 7.5 million. The development involves the construction of two residential tower buildings of 34 floors each. In addition, during this quarter sales of the units owned by the Company in Edificios Cruceros continued successfully, and we are making further progress in the Torres Renoir, Benavídez and Laguna Azul projects.

•	APSA’s operating income was 65% higher than in the same period of the previous year, reaching Ps.105.7 million. EBITDA increased 43.4%, to Ps.153.2 million the nine-month period ended March 31, 2006.

•	Our tenants’ sales increased by 32.2% in the nine-month period ended March 31, 2006, as compared to the same period of the previous fiscal year, and occupancy at our shopping centers reached 99.1%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 15, 2006